Exhibit (a)(2)

CLEARWAY ENERGY, INC.

(Formerly Known as NRG Yield, Inc.)

NOTICE TO HOLDERS
of 3.50% Convertible Senior Notes due 2019
(CUSIP Number:  62942XAA6)

Reference is made to the Fundamental Change Notice and Offer to Purchase issued by Clearway Energy, Inc. (the “Company”) on September 10, 2018 (the “Fundamental Change Purchase Notice”) to holders of its 3.50% Convertible Senior Notes due 2019 (the “2019 Notes”) and its 3.25% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2019 Notes, the “Notes”).  All capitalized terms used but not specifically defined in this notice shall have the meanings given to such terms in the Fundamental Change Purchase Notice.

The Company hereby provides notice to holders of the 2019 Notes that, pursuant to the terms of the 2019 Indenture, the Make-Whole Fundamental Change Period expired on October 9, 2018 and, accordingly, as of October 10, 2018, the Conversion Rate (as defined in the 2019 Indenture) for the 2019 Notes has reverted to 42.9644 shares of the Company’s Class A common stock, par value $0.01 per share, per $1,000 principal amount of the 2019 Notes (subject to subsequent adjustment as provided in the 2019 Indenture).

The Trustee, Paying Agent and Conversion Agent for the Notes is:

Wilmington Trust, National Association

By Regular, Registered or Certified Mail or Overnight Courier:	Telephone:	By Facsimile:

Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Workflow Management — 5th Floor	(302) 646-6470	(302) 636-4139

CLEARWAY ENERGY, INC.

The date of this notice is October 10, 2018.